Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Magellan Midstream Partners, L.P. for the registration of common units and debt securities and to the incorporation by reference therein of our report dated November 2, 2009, with respect to the consolidated financial statements of Magellan Midstream Partners, L.P. (formerly Magellan Midstream Holdings, L.P.) included in Magellan Midstream Partners, L.P.’s Form 8-K dated November 3, 2009 and our report dated February 26, 2009, with respect to the effectiveness of internal control over financial reporting of Magellan Midstream Partners, L.P. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

November 2, 2009